         October 4, 2024

Mr. Victor Cecco

Mr. John Nolan

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Triumph Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-36722

Dear Messrs. Cecco and Nolan,

On behalf of Triumph Financial, Inc. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 9, 2024, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) filed with the Commission on February 13, 2024.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 2023 Items of Note, page 56

1.

We note your disclosures here, and elsewhere in your Form 10-K, regarding the Misdirected Payments, including disclosure indicating you have accounted for this factored receivable as a loan 90 days plus and accruing for over 42 months, have not recognized interest, nor provided for an allowance or estimated liability as of December 31, 2023 and subsequent interim periods. Additionally, we note your disclosure that “Based on our legal analysis and discussions with our counsel advising us on this matter, we continue to believe it is probable that we will prevail in such action and that the USPS will have the capacity to make payment on such receivable. Consequently, we have not reserved for such balance as of December 31, 2023” and recent interim periods.

In order for us to more fully understand how management determined the above noted accounting and loan classification, please provide the following information in your response letter:

•

Please tell us your accounting policy for factored receivables and provide appropriate examples, as we note the reference to ASC 310 and ASC 606 in Note 23, but no corresponding details regarding how these specifically apply to the key aspects of your accounting for factored receivables;

•

Please tell us how ASC 310, ASC 606 and any other authoritative guidance impacted management’s judgments and determinations in classifying the misdirected payment as past due 90 days or more and accruing for an extended period and concluding not to recognize interest;

•

Please explain your consideration of ASC 326 since adoption and whether you have recognized any provision or reserve on this receivable considering the extended period of time since the payments were misdirected;

•

Please tell us whether this receivable has any customer reserves held to settle any payment disputes, collection shortfalls or to pay customers’ obligations to third parties which appears to be a customary arrangement in typical factoring transactions you engage in; and if so, where such amounts are in your balance sheet; and

•

Please tell us how you considered whether this asset should be classified as a litigation receivable asset pursuant to ASC 450, including any recent developments impacting this determination and how any developments changed management’s accounting determinations.

12700 Park Central Dr., #1700, Dallas, TX 75251 | 214.365.6900 | tfin.com

© Triumph Financial, Inc

Response:

We acknowledge the Staff’s comment and provide the following information in response to each of the Staff’s separate bulleted questions (each reiterated in bold and italics in our responses for ease of reference) on this item as set forth below:

Please tell us your accounting policy for factored receivables and provide appropriate examples, as we note the reference to ASC 310 and ASC 606 in Note 23, but no corresponding details regarding how these specifically apply to the key aspects of your accounting for factored receivables

With respect to our accounting policy for factored receivables, we note that generally, a factoring transaction is the purchase from the applicable payee client of an invoice payable by an account debtor to such payee client at a discount to its face value. The Company purchases the receivable from its client prior to the contractual due date of said receivable. In exchange, the Company pays its clients the stated invoice amount, less a discount. The discount represents interest income under ASC 310 that the Company earns in exchange for holding the receivable on its balance sheet until ultimate collection.

For example, we may purchase a $100 invoice from our client at a 2% discount. In this scenario, we would send the client $98 dollars and recognize the $2 discount as interest income earned for holding the receivable until its contractual payment date. The $2 discount is deferred and recognized over the life of the outstanding invoice, generally 30-40 days, in accordance with ASC 310.

ASC 606-10-15-2c states that financial instruments within the scope of ASC 310, such as factored receivables, are not within the scope of ASC 606 and therefore, ASC 606 does not impact our accounting for factored receivables.

Such accounting is further described in Note 1 to our audited financial statements as set forth in Item 8 of the Form 10-K. In consideration of the Staff’s comment, we will enhance our disclosures in future filings beginning with our Annual Report on Form 10-K to specifically reference ASC 310 in Note 1 when discussing our accounting policy for Factored Receivables.

Please tell us how ASC 310, ASC 606 and any other authoritative guidance impacted management’s judgments and determinations in classifying the misdirected payment as past due 90 days or more and accruing for an extended period and concluding not to recognize interest

As noted above, factored receivables are outside the scope of ASC 606, so that standard does not impact our accounting. As further noted above, we account for factored receivables in accordance with ASC 310. The classification of the Misdirected Payments receivable as 90 days past due or more and accruing is driven by the nature of factored receivables as described above. Factored receivables do not fit neatly within the concept of accrual vs nonaccrual given that they function differently than traditional lending products. Because they are invoices purchased at a discount, factored receivables generally have no stated interest rate to which the Company would continue to accrue over time. Rather, the Company purchases the factored receivables at a discount which is established at the time the receivable is purchased and is embedded in the initial purchase price for the invoice. The Company wanted to make it clear through disclosure that while these factored receivables fall into an “accruing” bucket, they do not generate interest income into perpetuity. It should be noted that materially all of the Company’s factored receivables that are 90 days or more past due and still “accruing” (including the Misdirected Payment receivable) are considered to be nonperforming loans as illustrated in Note 4 to our annual financial statements set forth in Item 8 of our Form 10-K.

Please explain your consideration of ASC 326 since adoption and whether you have recognized any provision or reserve on this receivable considering the extended period of time since the payments were misdirected

The Company has applied ASC 326 to our factored receivables portfolio consistently since adoption of the standard. This methodology is more fully discussed in Note 1 and Note 4 to our annual financial statements set forth in Item 8 of our Form 10-K. Regarding the Misdirected Payment receivable, we have not recognized any provision or reserve pursuant to ASC 326. Each quarter, the Company analyzes the collectability of the Misdirected Payment receivable pursuant to ASC 326.

The Company has determined, after evaluating the fact pattern applicable to the Misdirected Payments and considering ASC 326-20-55-5, that the Misdirected Payments receivable does not share similar risk characteristics with any other financial assets of the Company. Therefore, the Company evaluates the Misdirected Payments receivable on an individual basis. Under ASC 326-20, the allowance for credit loss represents the portion of the amortized cost basis that an entity does not expect to collect due to credit over the asset’s contractual life, considering past events, current conditions and reasonable and supportable forecasts of future economic conditions.

pg. 2

In the case of the Misdirected Payments receivable, the USPS is an account debtor (with a direct obligation to the Company), with ample capacity to and ability to pay the accounts receivable balance, but whom has to date been unwilling to make such payment. As such, the Company’s primary source of repayment has not changed, regardless of the legal proceedings against USPS to compel such repayment. As part of the Company’s quarterly analysis regarding the collectability of the Misdirected Payment receivable, it reviews the status of such legal proceedings, in consultation with its legal advisors. For each of the applicable accounting periods, after considering the analysis of likelihood of success on the merits with respect to the underlying legal proceedings, the Company determined the collection of the entire Misdirected Payments receivable balance was probable. Therefore, no allowance for credit loss is warranted in accordance with ASC 326. Given the facts and circumstances surrounding the Misdirected Payments receivable and the typical speed of the legal process that the Company has engaged in to pursue the primary source of repayment, the Company does not consider the passage of time to be relevant to the determination of an allowance for credit loss.

Please tell us whether this receivable has any customer reserves held to settle any payment disputes, collection shortfalls or to pay customers’ obligations to third parties which appears to be a customary arrangement in typical factoring transactions you engage in; and if so, where such amounts are in your balance sheet

The Misdirected Payments receivable has associated customer reserves that are classified as a noninterest bearing deposit in the Company’s balance sheet. Such Misdirected Payments receivable amount described in narrative descriptions in our Annual Report on Form 10-K for the fiscal year ending December 31, 2023 reflects the balance of the Misdirected Payments receivable net of such customer reserves which represents our total exposure to the Misdirected Payments receivable. The amount of such customer reserves outstanding total $2.2 million and the full $21.5 million gross amount of the receivable is reflected in all tabular disclosures. To the extent still applicable, we will enhance our disclosures in future filings commencing with our Quarterly Report on Form 10-Q for the period ending September 30, 2024 to indicate that the balance of the Misdirected Payments receivable in narrative disclosures is net of customer reserves.

Please tell us how you considered whether this asset should be classified as a litigation receivable asset pursuant to ASC 450, including any recent developments impacting this determination and how any developments changed management’s accounting determinations.

Expected losses related to risks other than credit risk, such as operational risk, dispute risk or legal risk, should not be included in the allowance for credit losses. The Company considered whether ASC 450 applied to this situation and concluded that, because the nature of the Misdirected Payments receivable has not changed and these payments remain valid accounts receivable on the Company’s books and records as of year-end, the underlying accounts receivable are subject to credit risk and thus, are subject to ASC 326 as documented above. While management is pursuing the primary source of repayment through the legal system, it is still pursuing collection of outstanding accounts receivable that are subject to ASC 326 and it continues to have the legal ability to collect from the debtor. This contrasts starkly with a non-credit related dispute that is litigated through the legal system and would be subject to ASC 450.

As noted above, potential losses that arise from a contractual relationship between a creditor (in this case, the Company) and a borrower (debtor in this case, USPS) should be accounted for as credit losses under ASC 326. As further noted in our response above, the Company still has the legal ability to collect from the debtor. The facts giving rise to the creation of the Misdirected Payments receivable, and the manner in which the Company is collecting the amounts due to it from USPS, do not change the character of the potential loss from credit to operational. As previously discussed above, management has determined that it is probable that it will be able to collect all amounts due.

Macroeconomic Considerations, page 57

2.

We note from your disclosure that the company experienced an increase in the volume of loan modifications during the year including modifications made to troubled borrowers. We also note from your tabular disclosures regarding loan modifications to borrowers experiencing financial difficulty on page 129 that at the end of the reporting period 10.3% of the company’s CRE loan portfolio had been modified to provide a combination of term extension and rate reduction, and a further 2.8% of the company’s CRE loan portfolio had been modified to provide payment delay and rate reduction. In future filings please revise to disclose additional detail commensurate with the guidance at ASC 310-10-50-38 and regarding your policies for modifications of loans, including:

•

An enhanced discussion regarding the circumstances under which you would and would not consider granting loan modifications, focusing on the industries, loan class and geographies for which loan modifications are most prevalent; and

•

How loan modifications are subsequently monitored and managed, and a discussion and analysis of your ability to collect the full contractual principal and interest on the original terms of the modified loans.

pg. 3

Response:

We acknowledge the Staff’s comment and advise the Staff that we will enhance our disclosures in future filings commencing with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2024 to include (i) discussion regarding the circumstances under which we would and would not consider granting loan modifications, focusing on the industries, loan class and geographies for which loan modifications are most prevalent to the extent that focusing on such segmentation is material and (ii) disclosure pertaining to how loan modifications are subsequently monitored and managed, and a discussion and analysis of our ability to collect the full contractual principal and interest on the modified loans.

Loan Portfolio, page 78

3.

We note from your tabular disclosure that commercial real estate (“CRE”) loans increased $134.6 million, or approximately 20% during the fiscal year ended December 31, 2023, and represent a significant portion of your total loan portfolio. We also note disclosure on page 21 that in addition to the principal economic risk associated with each class of loans, additional factors related to the credit quality of CRE loans include tenant vacancy rates and the quality of management of the property, and that a failure to effectively measure and limit the credit risk associated with your loan portfolio could have an adverse effect on your business, financial condition and results of operations. Please revise, in future filings, to further disaggregate the composition of your CRE loan portfolio to address geographic and other concentrations to the extent material to an investor’s understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.

Response:

We acknowledge the Staff’s comment and advise the Staff that the Company is committed to providing complete and accurate disclosures of our loan portfolio including characteristics that are material to an investor’s understanding of the Company’s CRE loan portfolio. Our commercial real estate portfolio is approximately 25% owner occupied and has low concentrations by type of property and is geographically diverse throughout the U.S. We advise the Staff that commencing with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2024, the Company will provide additional information about any geographic and industry concentrations that exist in the commercial real estate portfolio as of the reporting date.

Other loan portfolio characteristics such as weighted average and/or range of loan to value ratios and occupancy rates are not currently available on an aggregate basis. It will be assessed by the Company and disclosed in future filings as such data becomes available to the extent that it provides material information to an investor about the Company’s loan portfolio.

Nonperforming Assets, page 81

4.

We note the increase in your nonperforming loans at December 31, 2023 when compared to December 31, 2022 and your disclosure that management has established procedures to assist in maintaining the overall quality of the Company’s loan portfolio, but that you remain subject to the risk of increasing pressures from deteriorating borrower credit due to general economic conditions. Please revise, in future filings, to clarify in additional detail the specific risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response:

We acknowledge the Staff’s comment and advise the Staff that, commencing with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2024, the Company will enhance its disclosures to provide additional detail regarding the specific risk management policies, procedures and other actions undertaken to mitigate risk in response to the current economic environment.

pg. 4

Note 24-Business Segment Information, page 159

5.

We note that during the quarter ended March 31, 2023, you changed the allocation of certain shared service costs and intersegment interest expense, and that beginning prospectively on June 1, 2023, factoring transactions with freight broker clients were transferred from the Factoring segment to the Payments segment to align with TriumphPay’s supply chain finance product offerings. Given the significant changes in your segment results, please provide more information by further explaining in your response letter the following:

•	Describe the various forms of discrete financial information regularly reviewed by your CODM, if any, that is at a disaggregated or lower level than your consolidated results.

•

Please clarify for us the reason(s) for reallocating certain balance sheet amounts in the presentation of comparative segment Total assets and Gross loans as of December 31, 2022. Please ensure that your explanation details the reason and associated balance comprising the total amount reallocated for both line items.

•

With respect to the changes in methodology for allocating intersegment interest expense to the Factoring and Payments segments, please clarify for us why “management believes that such intersegment interest allocations are more intuitive in the current interest rate environment.”

•

With respect to the changes in methodology for allocating shared service costs, please explain to us the method for allocating expenses to a segment (including Corporate), whether any shared service costs are still allocated to the Banking, Factoring, Payments segments and whether the allocations are representative of what the expenses would have been on a stand-alone basis. Please refer in your explanation to how the Company’s treatment is consistent with the guidance provided by ASC 280-10-50-29 and ASC 220-10-S99-3 (SAB Topic 1.B).

•

We note that under the caption “Operating Segment Results”, the Company notes that its reportable segments are Banking, Factoring, Payments, and Corporate. Please explain the nature of “Corporate” as a reportable segment with reference to ASC 280-10-50-4.

Response:

We acknowledge the Staff’s comment and provide the following information in response to each of the Staff’s separate bulleted requests (each reiterated in bold and italics in our responses for ease of reference) on this item as set forth below:

Describe the various forms of discrete financial information regularly reviewed by your CODM, if any, that is at a disaggregated or lower level than your consolidated results

The periodic financial reporting package provided to the CODM includes the following (a) monthly consolidated and bank-level financials (including segment reporting), (b) quarterly consolidated and bank-level financials (including segment reporting), (c) monthly Board of Directors update which includes the financials cited above, (d) quarterly Board of Directors update which includes the financials cited above, (e) daily factoring operations reports (i.e. a daily summary of certain financial information at our Factoring segment level that compares current month run-rate to prior month actuals), and (f) annual budget which is presented at the consolidated and segment level. With the exception of the daily operating reports for our factoring segment described above for which all financial information is shown at the factoring segment level, all reporting delivered to the CODM consistently includes consolidated financials and also disaggregates the financial results of our Banking, Factoring and Payments segments as well as the Corporate category consistently with how they are disclosed in the notes to our financial statements.

Please clarify for us the reason(s) for reallocating certain balance sheet amounts in the presentation of comparative segment Total assets and Gross loans as of December 31, 2022. Please ensure that your explanation details the reason and associated balance comprising the total amount reallocated for both line items

Certain, relatively small, asset reallocations were made to align the segment balance sheet with the methodology used to allocate shared service costs and reflect changes to the reports reviewed by the CODM. This primarily included transferring $20.9 million of fixed assets previously allocated to the Banking segment to the Corporate segment as these assets are utilized by all segments. The remaining reallocations were immaterial to the prior period amounts disclosed and reflect the cumulative effect of the reallocation of shared services costs and the changes in intersegment interest expense allocations as well as other immaterial adjustments to intersegment assets and eliminations.

pg. 5

With respect to the changes in methodology for allocating intersegment interest expense to the Factoring and Payments segments, please clarify for us why “management believes that such intersegment interest allocations are more intuitive in the current interest rate environment.”

Prior to January 1, 2023, the Company allocated interest expense based on rolling longer-term Federal Home Loan Bank advance rates. After the rapid rise in interest rates during 2023, the Company determined that it no longer made intuitive sense to allocate interest expense to the segments based on a calculation that included a period of near-zero rates, and that using a short-term index such as one-month term SOFR would more accurately reflect the funding costs of the Factoring and Payments segments in changing interest rate environments given that the underlying factored receivables turn every 30-40 days on average.

With respect to the changes in methodology for allocating shared service costs, please explain to us the method for allocating expenses to a segment (including Corporate), whether any shared service costs are still allocated to the Banking, Factoring, Payments segments and whether the allocations are representative of what the expenses would have been on a stand-alone basis. Please refer in your explanation to how the Company’s treatment is consistent with the guidance provided by ASC 280-10-50-29 and ASC 220-10-S99-3 (SAB Topic 1.B)

In accordance with ASC 280-10-50-29, we provide an explanation of the measurements of segment profit or loss for each reportable segment. Disclosure of our method for allocating expenses to our segments (including Corporate) and disclosure of certain changes to that allocation methodology around shared services are described in Note 24 to our annual financial statements set forth in Item 8 of our Form 10-K. Certain shared service costs that are directly attributable to a segment are still allocated to the Banking, Factoring, Payments segment such as: (a) occupancy; (b) salaries and benefits to employees that are fully dedicated to the segment; and (c) certain technology costs that can be attributed back to specific users or functional areas within the segment. The Company believes these allocated costs that are directly attributable to a segment are representative of what the expenses would have been on a stand-alone basis. The Company respectfully advises the Staff that it does not believe that ASC 220-10-S99-3 (SAB Topic 1.B) is within the scope of segment accounting as there is no reference to that standard in ASC 280, and based on the facts within statement ASC 220-10-S99-3 (SAB Topic 1.B), it appears to apply to a subsidiary of a parent company that is filing a registration statement under the Securities Act of 1933 in connection with an initial public offering. The Company does not believe that these Facts are consistent with the management approach codified in ASC 280.

We note that under the caption “Operating Segment Results”, the Company notes that its reportable segments are Banking, Factoring, Payments, and Corporate. Please explain the nature of “Corporate” as a reportable segment with reference to ASC 280-10-50-4.

Historically, the Company has disclosed its reportable segments as Banking, Factoring, Payments, and Corporate. The Corporate segment primarily consists of shared service costs such as the majority of salaries and benefits expense for our executive leadership team, as well as other selling, general, and administrative shared services costs including human resources, accounting, finance, risk management and a significant amount of information technology expense. Such services do not engage in business activities from which the Company recognizes revenues, but rather represent other business activities (ASC 280-10-50-4 and 280-10-50-15). The Corporate segment also contains results of operations of the Company’s holding company which do not meet the definition a reportable segment because such holding company information is not reviewed by the CODM (ASC 280-10-50-1b).

In light of the Staff’s comment and in consideration of ASC 280-10-50-4 and ASC 280-10-50-15, information about other business activities and operations that are not reportable are required to be combined and disclosed in an “all other” category. The Company believes that corporate costs are considered other business activities and therefore eligible for aggregation with the activities of the Company’s holding company within an “all other” category.

We will enhance our disclosures in future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2024, to:

(a)	Cease referring to Corporate as a reportable segment,

(b)	Include a “Total Segment” column that will sum the operating results of our Banking, Factoring, and Payments segments,

(c)	Label our legacy “Corporate” segment as “Corporate and other,” and

(d)	Provide enhanced disclosure around “Corporate and other” by describing the nature of the “all other” category including the sources of revenue.

pg. 6

Such changes will not have an impact on our allocation methodology.

Example tabular disclosure of results:

Period Ended September 30, 2024	Banking	Factoring	Payments	Total Segments	Corporate and Other(1)	Consolidated
Total interest income	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX
Intersegment interest allocations	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX
Total interest expense	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX

Net interest income (expense)	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX
Credit loss expense (benefits)	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX

Net interest income after credit loss expense	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX
Noninterest income	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX
Noninterest expense	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX
Net intersegment noninterest income (expense)(2)	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX

Net income (loss) before income tax expense	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX

(1)

Includes revenue and expense from the Company’s holding company, which does not meet the definition of an operating segment. Also includes corporate shared service costs such as the majority of salaries and benefits expense for our executive leadership team, as well as other selling, general, and administrative shared services costs including human resources, accounting, finance, risk management and a significant amount of information technology expense.

(2)	Net intersegment noninterest income (expense) includes:

Period Ended September 30, 2024	Banking	Factoring	Payments
Factoring revenue received from Payments	XXXX	XXXX	XXXX
Payments revenue received from Factoring	XXXX	XXXX	XXXX
Banking revenue received from Payments and Factoring	XXXX	XXXX	XXXX

Net intersegment noninterest income (expense)	XXXX	XXXX	XXXX

* *  * * * *

We appreciate the Staff’s consideration of our responses to the above comments. Should you have any questions, please do not hesitate to contact me at (214) 365-6900 or at BVoss@tfin.com.

Sincerely,

/s/ W. Bradley Voss
W. Bradley Voss
Executive Vice President and Chief Financial Officer

CC:	Adam Nelson, Executive Vice President, General Counsel

pg. 7